UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)

MedPlus, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58504P 103

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.		58504P 103	13G	Page	of	Pages
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
The Keys Irrevocable Trust, ID# 34-6960364

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	N/A	(b)	N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio Trust; Trustee is citizen of United States of America

Number of	5	SOLE VOTING POWER	690,937
Shares	6	SHARED VOTING POWER	0
Beneficially	7	SOLE DISPOSITIVE POWER	690,937
Owned By	8	SHARED DISPOSITIVE POWER	0
Each Reporting
Person with

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
690,937
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.5%

12	TYPE OF REPORTING PERSON	OO

Item 1(a)
Name of Issuer: MedPlus, Inc.
Item 1(b)
Address of Issuer's Principal Executive Offices:
8805 Governor's Hill Drive, Suite, 100 Cincinnati, OH 45249
Item 2(a)
Name of Person Filing: The Keys Irrevocable Trust, Richard A. Mahoney, Trustee
Item 2(b)
Address of Principal Business Office or, if none, Residence:
Richard A. Mahoney, Trustee 8805 Governor's Hill Drive, Ste. 100 Cincinnati, OH 45249

Item 2(c)

Citizenship: Ohio Trust, Trustee is a citizen of the United States

Item 2(d)

Title of Class of Securities: Common Stock

Item 2(e)

CUSIP Number: 58504P 103

Item 3

N/A

Item 4

Ownership.

(a) Amount Beneficially Owned:
690,937*

*The reporting person is a trust (the "Trust") of which Richard A. Mahoney is the sole trustee. The trustee has sole voting and dispository power with respect to the shares held by the Trust but has no pecuniary interest in such shares; the Trustee is also the sole trustee of a second trust which holds shares of the issuer with respect to which the Trustee has sole voting and dispository power, but in which the Trustee has no pecuniary interest. The trustee is, however, and officer, director and 10% shareholder (independently of the trust shares) of the issuer and a Form 13G has been filed on behalf of the Trustee in conjunction herewith.

(b) Percent of Class: 8.5%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	690,937
(ii)	shared power to vote or to direct the vote	0
(iii)	sole power to dispose or direct the disposition of	690,937
(iv)	shared power to dispose or direct the disposition of	0

Item 5

Ownership of Five Percent or Less of a Class.

N/A

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8

Identification and Classification of Members of the Group.

N/A

Item 9

Notice of Dissolution of Group.

N/A

Item 10

Certification.

N/A

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 14, 2001
Signature	/s/Richard A. Mahoney
Name/Title	Richard A. Mahoney, Trustee